UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

MYRIAD PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

62856H107
(CUSIP Number)

May 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule
13G is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62856H107

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
(entities only):

Tyndall Capital Partners, L.P.
13-3594570

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned
Each Reporting Person With by	(5)	Sole Voting Power	1,261,380*
	(6)	Shared Voting Power:	0
	(7)	Sole Dispositive Power:	1,261,380*
	(8)	Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,261,380*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11) Percent of Class Represented by Amount in Row (9): 5.1%*

(12) Type of Reporting Person (See Instructions): PN

* Based on the information set forth in the Form 10-Q of Myriad Pharmaceuticals, Inc. (the “Company”) as filed with the Securities and Exchange Commission on May 17, 2010, there were 24,965,825 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of May 11, 2010.  As of May 28, 2010, 870,382 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 390,998 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 1(a)       Name Of Issuer:   Myriad Pharmaceuticals, Inc.

Item 1(b)              Address of Issuer's Principal Executive Offices:
305 Chipeta Way
Salt Lake City, Utah 84108

Item 2(a)    Name of Person Filing:  Tyndall Capital Partners, L.P.

Item 2(b)      Address of Principal Business Office or, if None, Residence:
                               599 Lexington Avenue, Suite 4100, New York, New York 10022

Item 2(c)               Citizenship: Delaware

Item 2(d)               Title of Class of Securities:   Common Stock, par value $0.01 per share

Item 2(e)                CUSIP No.:   62856H107

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                               Not Applicable.

Item 4.                   Ownership.

(a)	Amount Beneficially Owned (as of May 28, 2010):	1,261,380*

(b)	Percent of Class (as of May 28, 2010):	5.1%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,261,380*

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	1,261,380*

(iv)	shared power to dispose or to direct the disposition of:	0

___________

* Based on the information set forth in the Form 10-Q of Myriad Pharmaceuticals, Inc. (the “Company”) as filed with the Securities and Exchange Commission on May 17, 2010, there were 24,965,825 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of May 11, 2010.  As of May 28, 2010, 870,382 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 390,998 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 5.                 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                  Ownership of More Than Five Percent on Behalf of Another Person

                              Not Applicable.

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person

                              Not Applicable.

Item 8.                  Identification and Classification of Members of the Group

                              Not Applicable.

Item 9.                  Notice of Dissolution of Group

                              Not Applicable.

Item 10.                Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2010

TYNDALL CAPITAL PARTNERS, L.P.

By:	JEFFREY MANAGEMENT, LLC,
its general partner

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis, Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)